

November 1, 2010

Mr. James McCubbin
Chief Financial Officer
Widepoint Corporation
18W100 22nd St.
Oakbrook Terrace, IL 60181
Also via fax at (443)782-0096

> **Re:** **Widepoint Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 001-33035**

Dear Mr. McCubbin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ending December 31, 2009

Part 1

Item 1. Business

1.   Please provide a more detailed description of the material terms of your agreements with the Transportation Security Administration, the Department of Homeland Security and the Washington Headquarters Services. Given the percentage of your total revenues derived from these customers, a more detailed description of the material terms of these agreements would provide investors with a better understanding of your business taken as a whole.

Notes to the Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition, page F-11

2.   Your revenue recognition policy states that you apply the principles prescribed in ASC
        605-25 when arrangements with customers on PKI related contracts involve multiple
        deliverable elements. We also note on page F-11 that the company generates revenues
        from the delivery of non-customized software from the sale of PKI credentials. Please
        confirm if you account for PKI arrangements under the software revenue recognition
        guidance. If so, please revise your disclosures in future filings to reference ASC 985-
        605-25. If not, then please provide us with your analysis as to why ASC 985-605 is not
        applicable to such arrangements.

3.   In addition, please tell us whether you account for other products or services (e.g.,
        Protexx products, Vuance products in 2010, software reselling services, etc.) under the
        software revenue recognition guidance and your consideration for disclosing such
        policies if material and applicable.

4.   We further note that when arrangements with customers involve multiple deliverable
        elements, your policy is to allocate the revenue to each component using the residual
        value method based on the fair value of the undelivered elements. Please tell us how you
        derive the fair value of each of your undelivered elements with reference to specific
        accounting guidance. Additionally, if you have multiple element arrangements aside
        from your PKI related contracts, please tell us how you considered describing the nature
        of such arrangements. If not, then please clarify your disclosures in future filings that the
        PKI related contracts are your only multiple element arrangements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Melissa Feider, Staff Accountant, at (202) 551-3379 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202) 551-3105 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief